SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Gladstone Land Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

376549101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 376549101

1.	Names of Reporting Persons Codan Trust Company Limited, as trustee of Gladstone Future Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 666,667
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 666,667
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 666,667
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.2%*
12.	Type of Reporting Person (See Instructions) OO

*	This percentage is calculated based upon 6,530,264 shares of the Issuer’s common stock currently issued and outstanding.

Item 1.	(a)	Name of Issuer

Gladstone Land Corporation

	(b)	Address of Issuer’s Principal Executive Offices

1521 Westbranch Drive, Suite 100 McLean, VA 22102

Item 2.	(a)	Name of Person Filing

Codan Trust Company Limited, as trustee of Gladstone Future Trust

Item 2.	(b)	Address of Principal Business Office or, if None, Residence

Richmond House, 12 Par-la-Ville Road, P.O. Box HM666, Hamilton HM CX Bermuda

Item 2.	(c)	Citizenship

Bermuda

Item 2.	(d)	Title of Class of Securities

Common Stock, $0.001 par value per share

Item 2.	(e)	CUSIP Number

376549101

Item 3.		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

If filing as a non-U.S. institution in accordance with §240.13d1(b)(1)(ii), please specify the type of institution

Item 4.		Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

666,667

	(b)	Percent of class:

10.2%*

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote

666,667

		(ii)	Shared power to vote or to direct the vote

0

		(iii)	Sole power to dispose or to direct the disposition of

666,667

		(iv)	Shared power to dispose or to direct the disposition of

0

*	This percentage is calculated based upon 6,530,264 shares of the Issuer’s common stock currently issued and outstanding.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2014

Codan Trust Company Limited, as Trustee of Gladstone Future Trust

/s/ Leonora Carter
By: Leonora Carter Title: Officer

/s/ Peter A.S. Pearman
By: Peter A.S. Pearman Title: Director